

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via Email

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation, N.V.
Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Curaçao

> **Re:** **Sapiens International Corporation N.V.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed April 4, 2013**
> **File No. 333-187185**

Dear Mr. Al Dor:

We have reviewed your letter dated April 4, 2013, and the above-referenced filing, and have the following comment. Where we reference prior comments, we are referring to our March 22, 2013 letter.

Exhibit 5.1

1. We note your response to prior comment 1. Assumptions (iii), (iv), (ix), (x), (xi) and (xii), as well as the paragraph immediately following assumption (xiii), still continue to suggest that counsel has assumed that the company is legally incorporated, has sufficient authorized shares, is not in bankruptcy, and has taken all corporate actions necessary to authorize the issuance of the securities. As previously noted, it is inappropriate for counsel to include assumptions that are overly broad, that assume away the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. Alternatively, explain to us why counsel must make these assumptions in order to conclude on the legality of the securities being offered and sold pursuant to the registration statement. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
      Mike Rimon, Adv.
      Meitar Liquornik Geva Leshem Tal, Law Offices